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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 17)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          June 7, 2001
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103
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1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nasco International, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                 666,961 SHARES
BENEFICIALLY              -------
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING                  0      SHARES
PERSON WITH               -------
                    9.   SOLE DISPOSITIVE POWER
                          666,961 SHARES
                          -------
                   10.  SHARED DISPOSITIVE POWER
                           0      SHARES
                          -------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON   666,961 SHARES

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.0%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
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Item 1.        Security and Issuer.

      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction

     Item 4 is amended by adding thereto the following:

      On May 31, 2001, the merger agreement and the merger contemplated thereby were approved by the requisite vote of shareholders. The Company notified Nasco that it was prepared to close the merger, and that the Company had received a notice of dissent under applicable law from a shareholder demanding appraisal of such shareholder's 40,500 shares of Common Stock representing approximately 7.4% of the shares of Common Stock not held by NASCO and its affiliates.

      Pursuant to section 7.03(e) of the merger agreement, it is a condition to Nasco's obligation to effect the merger that the holders of not more than 5% of the outstanding shares of Common Stock (other than shares held by Nasco and its affiliates) have exercised dissenters' rights. Nasco advised the Company that, since a condition to closing under the merger agreement had not been met, it was reviewing the matter and would notify the Company's Board, as soon as practicable, as to how it intended to proceed.

      Following discussions, the dissenting shareholder informed the Company that it withdrew its dissent. Based upon the shareholder's decision to withdraw its dissent, it is the intention of Nasco and the Company to proceed to close the merger as soon as practicable.

     Clifford C. Thygesen has resigned as President and Frank L. Jennings has resigned as Vice President of finance and Secretary of the Company, respectively. Richard J. Ciurczak, a director of the Company and President of Nasco, was elected President of the Company; and Dean T. Johnson, Chief Financial Officer of Nasco, was elected Chief Financial Officer and Secretary of the Company. Messrs. Thygesen, Ciurczak and John J. Crawford remain as directors of the Company.

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Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                        NASCO INTERNATIONAL, INC.




                        By:   /s/  Steven B. Lapin
                              --------------------
                                   Steven B. Lapin


Dated:  June 7, 2001